

June 24, 2013

Via E-mail
Mr. Frank Manning
Chief Executive Officer
Zoom Telephonics, Inc.
207 South Street
Boston, MA 02111

  Re: Zoom Telephonics, Inc.
    Form 10-K for Year End December 31, 2012
    Filed March 29, 2013
    Form 10-Q for Period End March 31, 2013
    Definitive Proxy Statement
    Filed April 30, 2013
    File No. 000-53722

  We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

(2) Summary of Significant Accounting Policies, page F-7

(h) Revenue Recognition, page F-9

1. We note based on your discussion on page F-8 you have significant consigned inventory. Please disclose your revenue recognition policy as it relates to consignment sales.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Results of operations, page 13

2. We note that the sales in the first quarter of 2013 have significantly decreased when compared to the same period last year. Also we note that inventory balance has increased since December 31, 2012. Tell us how you considered the decrease in sales in your inventory valuation for obsolete and slow moving products.

Definitive Proxy Statement

Section 16(a) Beneficial Ownership Reporting Compliance, page 14

3. Please disclose the identity of the directors who failed to file a timely Form 4 disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Daniele Ouellette Levy, Esq.
        Morse, Barnes-Brown & Pendleton, PC